1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
June 8, 2023	www.integraresources.com

INTEGRA ANNOUNCES ADDITIONAL OXIDE DRILL RESULTS FROM STOCKPILE DRILL PROGRAM AT
DELAMAR, INCLUDING 0.70 g/t AuEq OVER 85 M AND 0.60 g/t AuEq OVER 44 M

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce drill results from 20 additional drill holes, representing 4,960 meters ("m"), from the recently completed stockpile drill program at the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The Company is also pleased to provide a corporate update regarding several of its properties located in western Nevada, which were acquired as part of the merger with Millennial Precious Metals Corp.

The stockpile drill program at DeLamar was designed to test a large portion of the estimated 60 million tonnes ("Mt") of mineralized material that was stockpiled and/or used as backfill at the Project. The Company believes that additional oxide-and-mixed material from the stockpiles and backfill at DeLamar has the potential to significantly increase the heap leach mine life of the Project in future phases and further bolster the robust economics presented in the Company's 2022 Pre-feasibility Study.

Drilling Highlights

  The Company has released 135 drill holes of the 321 drill holes completed during the 12,588 m stockpile drill program which was completed in April 2023.

  The latest drill results from DeLamar (North DeLamar ("NDM"), Sommercamp, Stockpile 1 and 2) include:

    NDM-23-129: 0.40 grams per tonne ("g/t") gold ("Au") and 23.67 g/t silver ("Ag") (0.70 g/t gold equivalent ("AuEq")) over 85.34 m
    NDM-23-049: 0.34 g/t Au and 20.14 g/t Ag (0.60 g/t AuEq) over 44.20 m
    NDM-23-048: 0.26 g/t Au and 20.63 g/t Ag (0.53 g/t AuEq) over 88.39 m
    NDM-23-029: 0.26 g/t Au and 22.89 g/t Ag (0.55 g/t AuEq) over 79.25 m
    WD1-23-061: 0.18 g/t Au and 39.79 g/t Ag (0.69 g/t AuEq) over 21.34 m

  The latest drill results from Florida Mountain (Jacobs Gulch) include:

    JG-23-119: 0.45 g/t Au and 8.45 g/t Ag (0.56 g/t AuEq) over 67.06 m
    JG-23-088: 0.40 g/t Au and 7.55 g/t Ag (0.50 g/t AuEq) over 41.15 m
    JG-23-189: 0.43 g/t Au and 28.88 g/t Ag (0.80 g/t AuEq) over 13.72 m

  The drill results announced today continue to demonstrate excellent gold equivalent grade and drill intercept widths with strong continuity throughout the stockpiled and backfill mineralized material.

  The Company has 7,368 meters of assays pending.

  Integra is currently focused on achieving several key milestones in 2023, including an updated mineral resource estimate and the submission of the Mine Plan of Operations at DeLamar, as well as an updated mineral resource estimate and Preliminary Economic Study at the Wildcat & Mountain View Projects, located in western Nevada.

Integra's President, CEO & Director, Jason Kosec commented: "we are pleased to see more successful drill results from the stockpile drill program which demonstrate the strong continuity of mineralization within the previously mined material at DeLamar and Florida Mountain. The grade and intervals intercepted in this drill program have exceeded the team's expectations and are in-line with or better than our original estimates, highlighting the potential for this material to significantly increase the heap leach mine life of the Project in future phases."

Detailed Drill Results

The following table highlights selected intercepts from the DeLamar backfill and stockpile drill program announced today1,2,3,4:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq	AuCN Recovery (%)
NDM-23-029	0.00	79.25	79.25	0.26	22.89	0.55	68.38
NDM-23-048	0.00	88.39	88.39	0.26	20.63	0.53	71.04
NDM-23-049	0.00	44.20	44.20	0.34	20.14	0.60	66.25
NDM-23-129	0.00	85.34	85.34	0.40	23.67	0.70	61.50
SC-23-017	1.52	10.67	9.15	0.31	29.51	0.69	67.82
SC-23-048	0.00	25.91	25.91	0.27	15.58	0.47	67.66
SC-23-052	1.52	15.24	13.72	0.26	17.61	0.49	60.57
SC-23-084	0.00	30.48	30.48	0.29	7.89	0.39	72.95
WD1-22-151	1.52	53.34	51.82	0.18	9.04	0.29	84.78
WD1-23-061	0.00	21.34	21.34	0.18	39.79	0.69	74.29
WD1-23-126	0.00	13.72	13.72	0.16	38.34	0.66	79.48
WD1-23-174	1.52	51.82	50.30	0.15	13.66	0.33	80.71
WD2-23-099	0.00	36.58	36.58	0.17	10.62	0.30	71.10
WD2-23-127	0.00	48.77	48.77	0.12	14.32	0.31	82.05
WD2-23-184	0.00	45.72	45.72	0.17	15.22	0.36	72.12

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) AuEq = g/t Au + (g/t Ag ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(4) Au recovery based on cyanide shakes ("AuCN") run on all intervals with Au assay values >0.1 g/t.

The following table highlights selected intercepts from the Florida Mountain stockpile and backfill drill program announced today1,2,3:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
JG-23-061	0.00	9.14	9.14	0.56	15.34	0.76
JG-23-088	0.00	41.15	41.15	0.40	7.55	0.50
JG-23-119	0.00	67.06	67.06	0.45	8.45	0.56
including	21.34	22.86	1.52	3.61	24.39	3.92
including	39.62	41.15	1.53	4.47	16.34	4.68
JG-23-128	0.00	50.29	50.29	0.33	6.43	0.41
JG-23-189	0.00	13.72	13.72	0.43	28.88	0.80
including	4.57	6.10	1.53	1.03	183.00	3.39

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) AuEq = g/t Au + (g/t Ag ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

Follow the link below to view a cross section of the NDM stockpile:

https://integraresources.com/site/assets/files/2572/nr_june_2023_section_vf.pdf

The NDM stockpile cross section demonstrates the strong grade continuity within the mineralized stockpiles, with consistent grades above the heap leach cut-off grade. Assays are pending for drill holes NDM-23-146 and NDM-23-046, however, the Company expects the results to be in line with the other drilling completed at the NDM stockpile. The NDM stockpile is estimated to contain approximately 16 Mt of the approximate 60 Mt of mineralized material that was stockpiled and/or used as backfill by previous operators. Drill spacing is completed at 60 m with some areas drilled at 30 m spacing to further confirm continuity. The stockpile drilling, along with additional drilling that occurred after the last resource estimate cut-off date, will be included in an updated resource estimate at the Project.

Follow the link below to view a drill collar location map for the DeLamar stockpile/backfill drill program:

https://integraresources.com/site/assets/files/2572/dc_-_bf_sp_1-2_-_2023-06sm.pdf

https://integraresources.com/site/assets/files/2572/dc_-_bf_nr_-_ndm_2023-06sm.pdf

Follow the link below to view a drill collar location map for Florida Mountain's Jacobs Gulch and Tip Top drill program:

https://integraresources.com/site/assets/files/2572/dc_-_bf_fm_-_2023-06sm.pdf

Cyanide shake analysis is not performed on Florida Mountain samples as gold occurrences in Florida Mountain material can often be coarse in nature, making comparisons between cyanide shake analyses and fire assays unreliable. Once pulverized, as per any cyanide shake procedure, all Florida Mountain material show high recoveries by cyanidation, rendering cyanide shake analysis unreliable for differentiating between ores that can be heap leached and those requiring grinding to achieve high recoveries.

Corporate Update - Final Land Payment for Nevada Properties

On June 6, 2023, the Company completed the final land payment of US$2.5 million to Clover Nevada LLC, a private company controlled by Waterton Precious Metals Fund II Cayman, LP ("Waterton"), to complete the acquisition of the Wildcat Property, the Mountain View Property, the Ocelot Property, the Dune Property, the Eden Property, and the Marr Property (together, the "Nevada Properties"). Following completion of the final payment, Waterton's deed of trust encumbering the Nevada Properties was released and title now resides with the Integra subsidiaries.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Execution of Drill Program - Methodology

The stockpile drill program was executed at 60 m collar spacings with select 30 m infill test holes to further verify grade variability in future resource estimation and to provide additional metallurgical samples. All drilling was vertical through the entirety of the stockpiles and backfill material. The drilling was conducted by a combination of Sonic and traditional reverse circulation ("RC") with casing advance drilling methods. Both these drilling methods maintain high sample quality and integrity throughout the drilling process. Additionally, the two drilling methods provided a basis for continuity comparison. Sampling was conducted at 1.5 m intervals for the whole of the drilling program with all samples sent to a third-party lab for analysis. The Sonic Drilling provided material suitable for ongoing comprehensive metallurgical test work.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Exploration and Tim Arnold (PE, SME), Integra's Chief Operating Officer. Both individuals are "Qualified Persons" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

DeLamar Project Overview

The past producing DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and Pre-Feasibility Study ("PFS"). An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com.

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat and Mountain View Projects located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the recently completed merger with Millennial, including, but not limited to, the goals, synergies, strategies, opportunities, profile, mineral resources and potential production, project timelines, prospective shareholding, integration and comparables to other transactions; the Consolidation; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; Integra's intended use of the net proceeds from the sale of subscription receipts; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the integration of the Companies, and realization of benefits therefrom; the Companies' ability to complete its planned exploration programs; the Consolidation; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Companies' ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Company believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.